Exhibit 10.33

AMENDED AND RESTATED

EMPLOYMENT AGREEMENT

This Amended and Restated Employment Agreement is between Gail Boudreaux (“Executive”) and United HealthCare Services, Inc. (“UnitedHealth Group”), and is effective as of her first day of employment (the “Effective Date”). This Agreement’s purposes are to set forth certain terms of Executive’s employment by UnitedHealth Group or one of its affiliates and to protect UnitedHealth Group’s knowledge, expertise, customer relationships, and confidential information. Unless the context otherwise requires, “UnitedHealth Group” includes all its affiliated entities. This Agreement amends and restates the Employment Agreement between Executive and UnitedHealth Group previously executed by the parties in April, 2008 and effective as of the Effective Date.

1.	Employment and Duties.

A.	Employment. UnitedHealth Group hereby employs Executive, and Executive accepts employment, under this Agreement’s terms.

B.	Title and Duties. Executive will be employed as the Executive Vice President of UnitedHealth Group and President of the Commercial Markets Group. Executive will perform such duties, and exercise such supervision and control as are commonly associated with Executive’s position, as well as perform such other duties as are reasonably assigned to Executive. Executive will devote substantially all of Executive’s business time and energy to Executive’s duties. Executive will maintain operations in Executive’s area of responsibility, and make every reasonable effort to ensure that the employees within that area of responsibility act in compliance with applicable law and UnitedHealth Group’s Principles of Integrity and Compliance. Executive is subject to all of UnitedHealth Group’s employment policies and procedures (except as specifically superseded by this Agreement).

2.	Compensation and Benefits.

A.	Base Salary. Executive’s initial annual base salary will be $700,000 payable according to UnitedHealth Group’s regular payroll schedule. Periodic adjustments to Executive’s base salary may be made in UnitedHealth Group’s sole discretion.

B.	Incentive Compensation. Executive will be eligible to participate in UnitedHealth Group’s incentive compensation plans in UnitedHealth Group’s discretion and in accordance with the plans’ terms and conditions. Executive’s initial target bonus potential under UnitedHealth Group’s Executive Incentive Plan, as amended, for the annual cash incentive will be 100% of annual base salary, and for the long-term cash incentive will be 50% of annual base salary, subject to periodic adjustments in UnitedHealth Group’s discretion. The rest of this Section 2.B to the contrary notwithstanding, for calendar year 2008, Executive will be paid annual cash incentive compensation in the gross amount of $980,000, which will be paid at the time and in the manner annual cash incentive compensation is paid to other UnitedHealth Group employees.

C.	Equity Awards. Executive will be eligible for stock-based awards in UnitedHealth Group’s discretion. In accordance with guideline amounts authorized by UnitedHealth Group’s Compensation and Human Resources Committee, management will recommend that, in connection with the commencement of employment, Executive be awarded equity compensation in the form of (i) restricted stock with a value of $4,000,000.00 and (ii) Stock-Settled Appreciation Rights (SARs) with a Black-Scholes value of $2,000,000.00. Subject to the terms of the applicable equity award certificate and the Company’s 2002 Stock Incentive Plan, as amended, the Restricted Stock and SARs shall vest 25% on each of the first through fourth anniversaries of the grant date.

UnitedHealth Group’s governance policy stipulates that its Compensation and Human Resources Committee can only grant equity awards at regularly scheduled quarterly committee meetings. Accordingly, Executive’s recommended grant will be reviewed by the Committee at its next regularly scheduled quarterly meeting following the Effective Date. The Black-Scholes value of SAR awards will be calculated prior to the Committee meeting using the closing price of UnitedHealth Group stock on that day and an assumed life of 10 years, consistent with the term of the SAR award agreement. The actual grant price of SAR awards will be the closing price of UnitedHealth Group stock on the day of the Committee meeting. The number of shares comprising the recommended restricted stock grant will be calculated prior to the Committee meeting using the closing price of UnitedHealth Group stock on that day and will be calculated by dividing $4,000,000.00 by that closing price.

D.	Employee Benefits. Executive will be eligible to participate in UnitedHealth Group’s employee welfare, retirement, and other benefit plans on the same basis as other similarly situated executives, in accordance with the terms of the plans. Executive will be eligible for Paid Time Off in accordance with UnitedHealth Group’s policies. UnitedHealth Group reserves the right to amend or discontinue any plan or policy at any time in its sole discretion. To supplement standard Company-paid life and disability coverages, the Company also will provide Executive with additional group term life insurance coverage of $2 million, as well as additional long-term disability coverage to the extent that Executive’s annual base earnings exceed $700,000. The Company shall bear the expense of the supplemental life and disability coverage and shall annually report the imputed income associated with the coverages on Executive’s Form W-2, with no gross-up for taxes.

E.	Post-Termination Health Care Coverage. If Executive’s employment is terminated for any reason, she may elect to continue health care coverage pursuant to COBRA for herself, her current spouse and her eligible dependents and if she does, she will pay the required premium for that coverage. At the Executive’s option, she may purchase at her sole expense an individual pre-65 medical policy (the “Post-COBRA Policy”) covering herself and her spouse and dependents, from UnitedHealth One. The Post-COBRA Policy will offer medical coverage that is of similar actuarial value to the UHG-sponsored employee medical coverage elected by Executive, without exclusions or limitations for pre-existing conditions. The period of Post-COBRA Policy coverage will run from the end of COBRA continuation coverage through the date on which Executive becomes eligible for Medicare. To exercise the option to secure the Post-COBRA Policy coverage, Executive agrees to take all required actions and provide any requested personal medical history and information, in accordance with UnitedHealth One’s then current policy application and medical underwriting process. Executive understands that should she choose to apply for the Post-COBRA Policy, when it is issued the benefits under the policy will not be available to her until she has exhausted her COBRA continuation coverage and she has taken the necessary steps to activate the policy.

F.	Sign-On Bonus. On the first payroll date that occurs following the 60-day anniversary of the Effective Date, Executive will earn and be paid a sign-on bonus in the gross amount of $205,000 (“Initial Bonus”). If Executive is employed on the 12-month anniversary of the Effective Date, Executive will earn and be paid (on the next payroll date) an additional sign-on bonus in the gross amount of $205,000 (“One-Year Bonus”). If Executive is employed on the 24-month anniversary of the Effective Date, Executive will earn and be paid (on the next payroll date) an additional sign-on bonus in the gross amount of $205,000 (“Two-Year Bonus”). Executive agrees that if Executive’s employment terminates within either of the 24-month periods that commence on the date Executive receives the Initial Bonus, the One-Year Bonus, or the Two-Year Bonus, respectively, (a) voluntarily by Executive, except for a “Good Reason” (as that term is defined in this Agreement), or (b) by UnitedHealth Group for “Cause” (as that term is defined in this Agreement), Executive will repay to UnitedHealth Group a pro-rata portion of that sign-on bonus based on the number of full months Executive was employed during each respective 24-month period. For example, if Executive voluntarily terminates employment without Good Reason on a date that is 8 months after she receives the Initial Bonus, she will repay 16/24 of the Initial Bonus, and if Executive voluntarily terminates employment without Good Reason on a date that is 18 months after she receives the Initial Bonus and is 6 months after she receives the One-Year Bonus, she will repay 6/24 of the Initial Bonus and will repay 18/24 of the One-Year Bonus. Executive authorizes UnitedHealth Group to make deductions from wages as necessary to accomplish all or any portion of the repayment obligations set forth herein.

G.	Relocation. Executive will be eligible for UnitedHealth Group’s executive level relocation policy, a copy of which will be provided to Executive. Within 120 days of the Effective Date, Executive will establish and thereafter maintain a substantive residential presence in Minnesota. Executive agrees to permanently relocate to Minnesota by no later than September 1, 2011.

3.	Term and Termination.

A.	Term. This Agreement’s term is from the Effective Date until this Agreement is terminated under Section 3.B.

B.	Termination.

i.	By Mutual Agreement. The parties may terminate Executive’s employment and this Agreement at any time by mutual agreement.

ii.	By UnitedHealth Group without Cause. UnitedHealth Group may terminate this Agreement and Executive’s employment without Cause upon 90 days’ prior written notice, in accordance with the terms of Section 4 of this Agreement.

iii.	By UnitedHealth Group with Cause. UnitedHealth Group may terminate this Agreement and Executive’s employment at any time for Cause. “Cause” means Executive’s (a) material failure to follow UnitedHealth Group’s reasonable direction or to perform any duties reasonably required on material matters, (b) material violation of, or failure to act upon or report known or suspected violations of, UnitedHealth Group’s Principles of Integrity and Compliance, (c) conviction of any felony, (d) commission of any criminal, fraudulent, or dishonest act in connection with Executive’s employment, (e) material breach of this Agreement, or (f) conduct that is materially detrimental to UnitedHealth Group’s interests. UnitedHealth Group will, within 120 days of discovery of the conduct, give Executive written notice specifying the conduct constituting Cause in reasonable detail and Executive will have 60 days to remedy such conduct, if such conduct is reasonably capable of being remedied. In any instance where the Company may have grounds for Cause, failure by the Company to provide written notice of the grounds for Cause within 120 days of discovery shall be a waiver of its right to assert the subject conduct as a basis for termination for Cause.

iv.	By Executive without Good Reason. Executive may terminate this Agreement and Executive’s employment at any time for any reason, including due to Executive’s retirement.

v.	By Executive for Good Reason. Executive may terminate this Agreement and Executive’s employment for Good Reason, as defined below. Executive must give UnitedHealth Group written notice specifying in reasonable detail the circumstances constituting Good Reason, within 120 days of becoming aware of such circumstances, or such circumstances will not constitute Good Reason. If the circumstances constituting Good Reason are reasonably capable of being remedied, UnitedHealth Group will have 60 days to remedy such circumstances. “Good Reason” will exist if, without Executive’s consent, UnitedHealth Group: (a) reduces Executive’s base salary or target bonus percentage other than in connection with a general reduction affecting every member of the group of employees who are Executive Vice Presidents of UnitedHealth Group Incorporated; (b) moves Executive’s primary work location more than 50 miles; (c) makes changes that substantially diminish Executive’s duties or responsibilities; provided that, “Good Reason” will not exist if UnitedHealth Group continues to employ Executive as an Executive Vice President of UnitedHealth Group, but for no longer than six (6) months assigns Executive duties and responsibilities that generally are executive in nature and commensurate with her training and experience, but which are different than the duties and responsibilities Executive held immediately prior to the change; or (d) changes Executive’s reporting relationship away from the President and Chief Executive Officer, which, for the avoidance of doubt, means that a change in the individual who is serving as the President and Chief Executive Officer of UnitedHealth Group alone will not constitute a “Good Reason” under this Section 5.B.v(d), so long as Executive continues to report directly to the Chief Executive Officer of UnitedHealth Group.

vi.	Due to Executive’s Death or Disability. This Agreement and Executive’s employment will terminate automatically if Executive dies. The termination date will be the date of Executive’s death. UnitedHealth Group may terminate this Agreement and Executive’s employment due to Executive’s disability that renders Executive incapable of performing the essential functions of Executive’s job, with or without reasonable accommodation. Executive will not be entitled to Severance Benefits under Section 4 in the event of termination due to Executive’s death or disability.

4.	Severance Benefits.

A.	Circumstances under Which Severance Benefits Payable. Executive will be entitled to Severance Benefits only if Executive’s employment is terminated by UnitedHealth Group without Cause or if Executive terminates employment for Good Reason. The Severance Benefits in this Agreement are in lieu of any payments or benefits to which Executive otherwise might be entitled under any UnitedHealth Group severance plan or program.

B.	Severance Benefits. Executive will be entitled to the following Severance Benefits if UnitedHealth Group terminates Executive’s employment without Cause:

(1) Two times Executive’s annualized base salary as of Executive’s termination date.

(2) Two times the average of the total of any bonus or incentive compensation paid or payable to Executive for the two most recent calendar years (excluding equity-related awards, payments under any long-term or similar benefit plan, or any other special or one-time bonus or incentive compensation payments); provided, however, that if termination occurs within two years following the Effective Date, the amount payable under this paragraph will be two times the greater of (i) Executive’s target incentive, or (ii) the most recent year’s annual bonus after the first anniversary of this Agreement.

(3) $12,000 lump sum payment to offset costs of COBRA.

(4) Outplacement services to be provided (x) at a level consistent with those provided to similarly situated executives through an outplacement firm selected by UnitedHealth Group or (y) through an outplacement firm selected by Executive and paid by UnitedHealth Group, up to a maximum expenditure of $20,000.

Subject to the provisions of Internal Revenue Code Section 409A, as amended (“Section 409A”), all payments in (1)-(2) above will be less applicable deductions, including deductions for tax withholding, and will be paid bi-weekly on the regular payroll cycle over the two-year Severance Period, beginning with the next payroll period immediately following the expiration of any rescission or revocation period that is provided in the separation and release agreement described in Section 4.C. Payment of any Severance Benefits not excepted from Section 409A will begin in the seventh month following Executive’s separation from UnitedHealth Group. All Severance Benefits will conclude on or before December 31 of the second taxable year following the year in which Executive separates from UnitedHealth Group. Executive and UnitedHealth Group agree that this Section 4 will not have the effect of extending the vesting period of any equity awards granted prior to the Effective Date, and that the extended vesting, if any, of any equity award granted on or after the Effective Date will be governed by the terms of the grant certificate agreement pursuant to which the award is granted.

If Executive becomes entitled to severance compensation, such payments shall be considered and are hereby designated as a series of separate payments for purpose of Section 409A. For purposes of payment of the severance compensation. Executive will be considered to have experienced a termination of employment as of the date that the facts and circumstances indicated that it is reasonably anticipated that the Executive will provide no further services after such date or that the level of bona fide services that Executive is expected to perform permanently decreases to no more than 20% of the average level of bona fide services that Executive performed over the immediately preceding 36-month period. Whether Executive has had a termination of employment will be determined in a manner consistent with the definition of “separation from service” under Section 409A. A termination of employment will mean a “separation from service” and will be referred to as a “Termination.”

C. Separation Agreement and Release Required. In order to receive any Severance Benefits under this Agreement, Executive must sign a separation agreement and release of claims in a form determined by UnitedHealth Group in its reasonable discretion. Notwithstanding this Section, any release that Executive is required to sign shall not prevent her from enforcing any rights under this Agreement that by their terms survive the termination of her employment, any rights she has pursuant to the separation agreement itself, or require her to waive any claims arising out of acts or events occurring subsequent to her signing the release of claims contained in the separation agreement. In addition, except as the parties may expressly agree, the terms of the separation agreement will not conflict with any term of this Agreement that survives Executive’s termination of employment.

5.	Property Rights, Confidentiality, Non-Disparagement, and Restrictive Covenants.

A.	UnitedHealth Group’s Property.

i.

Assignment of Property Rights. Executive must promptly disclose in writing to UnitedHealth Group all inventions, discoveries, processes, procedures, methods and works of authorship, whether or not patentable or copyrightable, that Executive alone or jointly conceives, makes, discovers, writes or creates, during working hours or on Executive’s own time, during this Agreement’s term (the “Works”). Executive hereby assigns to UnitedHealth Group all Executive’s rights, including copyrights and patent rights, to all Works. Executive must assist UnitedHealth Group as it reasonably requires to perfect, protect, and use its rights to the Works. This provision does not apply to any Work for which no UnitedHealth Group equipment, supplies, facility or trade secret information was used and: (1) which does not relate directly to

UnitedHealth Group’s business or actual or demonstrably anticipated research or development, or (2) which does not result from any work performed for UnitedHealth Group.

ii.	No Removal of Property. Executive may not remove from UnitedHealth Group’s premises any UnitedHealth Group records, documents, data or other property, in either original or duplicate form, except as necessary in the ordinary course of UnitedHealth Group’s business.

iii.	Return of Property. Executive must immediately deliver to UnitedHealth Group, upon termination of employment, or at any other time at UnitedHealth Group’s request, all UnitedHealth Group property, including records, documents, data, and equipment, and all copies of any such property, including any records or data Executive prepared during employment.

B.	Confidential Information. Executive will be given access to and provided with sensitive, confidential, proprietary and trade secret information (“Confidential Information”) in the course of Executive’s employment. Examples of Confidential Information include: inventions; new product or marketing plans; business strategies and plans; merger and acquisition targets; financial and pricing information; computer programs, source codes, models and databases; analytical models; customer lists and information; and supplier and vendor lists and information. Executive agrees not to disclose or use Confidential Information, either during or after Executive’s employment with UnitedHealth Group, except as necessary to perform Executive’s UnitedHealth Group duties or as UnitedHealth Group may consent in writing. This Agreement does not restrict use or disclosure of publicly available information or information: (i) that Executive obtained from a source other than UnitedHealth Group before becoming employed by UnitedHealth Group; or (ii) that Executive received from a source outside UnitedHealth Group without an obligation of confidentiality.

Executive represents: that Executive understands the job duties to be performed pursuant to this Agreement; that Executive can fulfill those duties without violating any valid existing contractual or other obligations to a former employer, including those related to confidential and proprietary information, as well as trade secrets, if any; and that Executive will not disclose to UnitedHealth Group or use in Executive’s performance of her job duties any confidential or proprietary information and/or trade secrets belonging to others, including without limitation, Executive’s former employer. Executive further represents that Executive has not retained any confidential or proprietary information, records or documents in hard copies or an electronic format from a prior employer. Executive and UnitedHealth Group acknowledge that UnitedHealth Group does not request or require Executive to use or disclose any such confidential or proprietary information, or trade secrets.

C.	Non-Disparagement. Executive agrees not to criticize or make any negative comments or otherwise disparage UnitedHealth Group or those associated with it, whether orally, in writing or otherwise, directly or by implication, to any person or entity, including UnitedHealth Group customers or agents.

D.	Restrictive Covenants. Executive represents that as of the Effective Date, Executive is not subject to any purported restrictive covenants and/or obligations other than those Executive has disclosed prior to the Effective Date. Executive agrees to the restrictive covenants in this Section in consideration of Executive’s employment and UnitedHealth Group’s promises in this Agreement, including providing Executive access to Confidential Information. The restrictive covenants in this Section apply during Executive’s employment and for 24 months following termination of employment for any reason. Executive agrees that she will not, without UnitedHealth Group’s prior written consent, directly or indirectly, for Executive or for any other person or entity, as agent, employee, officer, director, consultant, owner, principal, partner or shareholder, or in any other individual or representative capacity:

i.	Customer Solicitation: Executive will not engage in, or attempt to engage in, any business competitive with any UnitedHealth Group business with any person or entity who: (a) was a UnitedHealth Group provider or customer within the 12 months before Executive’s employment termination and (b) with whom Executive had contact to further UnitedHealth Group’s business or for whom Executive performed services, or supervised the provision of services for, during Executive’s employment.

ii.	Employee Solicitation: Executive will not hire, employ, recruit or solicit any UnitedHealth Group employee or consultant.

iii.	Interference: Executive will not induce or influence any UnitedHealth Group employee, consultant, customer or provider to terminate his, her or its employment or other relationship with UnitedHealth Group.

iv.

Competitive Activities: Executive will not engage or participate in, or in any way render services or assistance to, any business that competes, directly or indirectly, with any UnitedHealth Group product or service that Executive participated in, engaged in, or had Confidential Information regarding, during Executive’s employment; provided, however, that this Section 5.D.iv will not prevent Executive from: (x) being employed by, or working as a consultant to, or serving on the board of, or being an owner or an investor in, a private equity firm; or (y) being employed by an entity that has multiple businesses units, some of which compete with UnitedHealth Group as described in this paragraph (each a “Competing

Unit”), so long as Executive: is employed exclusively in a business unit that does not compete, directly or indirectly, with any UnitedHealth Group product or service that Executive participated in, engaged in or had Confidential Information regarding during Executive’s employment; is not involved in any way, directly or indirectly, in the operation or management of a Competing Unit or any employees of that Competing Unit; and Executive otherwise complies with all obligations Executive owes to UnitedHealth Group under this Agreement, any policy or applicable law relating to confidential and proprietary information.

v.	Assisting Others: Executive will not assist anyone in any of the activities listed above.

E.	Cooperation and Indemnification. Executive agrees that Executive will cooperate (i) with UnitedHealth Group in the defense of any legal claim involving any matter that arose during Executive’s employment with UnitedHealth Group, and (ii) with all government authorities on matters pertaining to any investigation, litigation or administrative proceeding concerning UnitedHealth Group. UnitedHealth Group’s requests hereunder will be reasonable as to time and duration as is needed to permit Executive to meet her then current professional responsibilities. In addition, UnitedHealth Group will reimburse Executive for any reasonable travel and out-of-pocket expenses incurred by Executive in providing such cooperation. After completion of a two-year period following the termination of Executive’s employment, if Executive’s cooperation is requested, UnitedHealth Group will pay Executive an hourly rate of $300 to compensate Executive for any time spent in response to a request made hereunder. UnitedHealth Group will indemnify Executive, in accordance with the Minnesota Business Corporation Act, for all claims and other covered matters arising in connection with Executive’s employment. UnitedHealth Group will indemnify Executive and hold her harmless from all costs, fees, and/or damages Executive incurs in connection with a claim by her former employer that Executive breached a written obligation she owed to it, other than a breach that results from Executive acting or failing to act at a time when Executive knew that her action or failure to act would or was reasonably likely to breach such written obligation.

F.	Injunctive Relief. Executive agrees that (a) legal remedies (money damages) for any breach of Section 5 will be inadequate, (b) UnitedHealth Group will suffer immediate and irreparable harm from any such breach, and (c) UnitedHealth Group will be entitled to injunctive relief from a court in addition to any legal remedies UnitedHealth Group may seek in arbitration. If an arbitrator or court determines that Executive has breached any provision of Section 5, Executive agrees to pay to UnitedHealth Group its reasonable costs and attorney’s fees incurred in enforcing that provision.

G.	Survival. This Section 5 will survive this Agreement’s termination.

6.	Miscellaneous.

A.	Tax Withholding. All compensation payable under this Agreement will be subject to applicable tax withholding and other required or authorized deductions.

B.	Assignment. Executive may not assign this Agreement. UnitedHealth Group may assign this Agreement. Any successor or assignee to UnitedHealth Group will recognize the terms of and agree in writing to be bound by this Agreement.

C.	Entire Agreement, Amendment. This Agreement contains the parties’ entire agreement regarding its subject matter and may only be amended in a writing signed by the parties. This Agreement supersedes any and all prior oral or written employment agreements (including letters and memoranda) between Executive and UnitedHealth Group or its predecessors. This Agreement does not supersede any stock option, restricted stock, or stock appreciation rights plan or award certificate.

D.	Choice of Law. Minnesota law governs this Agreement.

E.	Waivers. No party’s failure to exercise, or delay in exercising, any right or remedy under this Agreement will be a waiver of such right or remedy, nor will any single or partial exercise of any right or remedy preclude any other or further exercise of such right or remedy.

F.	Narrowed Enforcement and Severability. If a court or arbitrator decides that any provision of this Agreement is invalid or overbroad, the parties agree that the court or arbitrator should narrow such provision so that it is enforceable or, if narrowing is not possible or permissible, such provision should be considered severed and the other provisions of this Agreement should be unaffected.

G.	Dispute Resolution and Remedies. In the event of a dispute in connection with this Agreement, Executive and UnitedHealth Group agree they will first attempt to resolve said dispute through informal discussions, but if not successful, they will attempt to resolve said dispute though non-binding mediation, the expenses for which will be the responsibility of UnitedHealth Group and UnitedHealth Group shall have the right to select the mediator. Concurrent with undertaking any such mediation, either party may seek injunctive relief if necessary. Should the dispute remain after such mediation, any dispute between the parties relating to this Agreement or to Executive’s employment will be resolved by binding arbitration under UnitedHealth Group’s Employment Arbitration Policy, as it may be amended from time to time. The arbitrator(s) may not vary this Agreement’s terms and must apply applicable law.

H.	Section 409A. It is the intention of both United Health Group and Executive that the income and payments to which Executive is entitled pursuant to this Agreement (the “Payments”) will not be subject to the additional tax and interest under Section 409A (the “Section 409A Tax”). The provisions of this Agreement shall be interpreted and construed in a manner in favor of complying with any applicable requirements of Section 409A to avoid the Section 409A Tax. If Executive or UnitedHealth Group believes, at any time, that any such Payment is subject to the Section 409A Tax, it shall advise the other and UnitedHealth Group and Executive shall reasonably cooperate in good faith to take such steps as necessary, including amending (and, as required, consenting to the amendment of) the terms of any plan or program under which the Payments are to be made, including this Agreement, to avoid the imposition of a Section 409A tax, in each case, without any material diminution in the value of the payments or benefits to Executive.

[signature page immediately follows]

United HealthCare Services, Inc.		Executive

By	/s/ Lori Sweere	/s/ Gail K. Boudreaux

Its	Executive Vice President of Human Capital

Date	June 2, 2010	Date May 21, 2010